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Exhibit 21

Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation or Organization
AHC I Acquisition Corp.	Delaware
AKI Holding Corp.	Delaware
AKI, Inc.	Delaware
Anthology, Inc. (f/k/a H&S Graphics, Inc.)	Delaware
Arcade Europe, S.a.r.l.	France
Conceptos Jostens, S.A. de C.V.	Mexico
IST, Corp.	Delaware
JC Trading, Inc.	Puerto Rico
Jostens Can Investments B.V.	The Netherlands
Jostens Canada, Ltd.	Canada
Jostens, Inc.	Minnesota
Precision Offset Printing Company	Delaware
The Lehigh Press, Inc.	Pennsylvania
Von Hoffmann Corporation	Delaware
Von Hoffmann Holdings Inc.	Delaware

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  Exhibit 21
Subsidiaries